UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington,  D.C.  20549           SEC FILE NUMBER
                                                                     0-23779

                                  FORM 12b-25                     CUSIP NUMBER
                                                                   878411 10 7
                           NOTIFICATION OF LATE FILING




(Check One):[X ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

         For Period Ended: December 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: Not Applicable

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Not Applicable

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Part I--Registrant Information
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     Full Name of Registrant: Technical Environment Solutions, Inc.

     Former Name if Applicable: Not Applicable

     Address  of  Principal  Executive  Office:  C/O TES GmbH
                                                 25 Impler  Strasse
                                                 Munich, 81731 Germany

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Part II--Rules 12b-25 (b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The  Registrant  is unable to file its Annual Report on Form 10-KSB for the
year  ended  December  31,  1998  within  the  prescribed   period  because  the
information needed to complete the Annual Report on Form 10-KSB was not received in the United States in time for its U.S. accountant to restate financial statements in accordance with United States generally accepted accounting principles and complete its analysis of the financial results, including translation of information from German to English needed to complete a discussion of the results of operations. The Registrant is, therefore, unable to complete the preparation and filing of its Annual Report on Form 10-KSB for the
year   ended    December   31,    1998,    within   the    prescribed    period.
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Part IV--Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

         Henry F. Schlueter, Esq.        303               292-3883
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                 (Name)              (Area Code)       Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes      [ ] No

     It is anticipated that an increased net loss will be incurred by the Registrant for the year ended December 31, 1998, compared to the previous fiscal year. However, the information needed to produce financial statements prepared in accordance with U.S. generally accepted accounting principles, including the results of operations for the year ended December 31, 1998, was not received in time to prepare the Annual Report. The Registrant expects to report an increased loss under U.S. generally accepted accounting principles because it is aware of an increased net loss as identified in financial statements produced in accordance with the Registrant's standard German accounting practices. Specifically, the Registrant expects an increased net loss attributable substantially due to increased general and administrative expenses in its wholly owned subsidiary, TES Oecon, AG. The increased general and administrative expenses are substantially a result of increased operating activities in TES Oecon, AG.
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                      TECHNICAL ENVIRONMENT SOLUTIONS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999                          By:  /s/ Gerd Behrens
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                                                   Gerd Behrens, President




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

James E. Scheifley & Associates, P.C.
Certified Public Accountants
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March 31, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Technical Environment Solutions, Inc.

Dear Sir/Madam:

The Company is unable to timely file its annual report on Form 10-K for the year ended December 31, 1998 because information received from the Company's German accountants was not received in the United States in time for the completion of our auditing procedures, consolidation of subsidiary company information and preparation of consolidated financial statements.

Sincerely,

/s/  James E. Scheifley & Associates, P.C.
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James E. Scheifley & Associates, P.C.



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7436 Settlers Drive                                        Phone: (303) 697-2356
Morrison, Colorado 80465                                   FAX (303) 697-3045
                                                           E-mail jes@henge.com